EXCELLENCE

06019052

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

**Adit Laixuthai, Ph.D.**
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 551/2006

December 1, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Dec 1, 06

PROCESSED
DEC 15 2006
THOMSON
FINANCIAL

12/13

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

**Adit Laixuthai, Ph.D.**
First Senior Vice President

Ref. CN.2098/2006

November 30, 2006

To : The President
The Stock Exchange of Thailand

Subject : Opportunity for Shareholders to Propose AGM Agenda and Qualified Candidate to be Nominated as the Bank's Director

KASIKORNBANK PUBLIC COMPANY LIMITED is pleased to announce that, in following good corporate governance practice, the Bank is providing the opportunity for the shareholders to propose matter to be included as an agenda, as well as propose qualified candidate to be nominated as the Bank's director ahead of the General Meeting of Shareholders for the year 2007, starting now until December 31, 2006. The detailed guidelines and procedure have been disclosed in the Bank's website "http://www.kasikornbank.com" under Investor Relations page, Shareholder Center.

Please be informed accordingly.

Yours sincerely,

NOV 30, 06

Executive Secretary and Shareholder Registration Division
Corporate Communication and Administration Department
Tel. 0 2470 2679